SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

CNH GLOBAL N.V.

Form 6-K for the month of March 2012

List of Exhibits:

1.	News Release entitled, “CNH to Invest in New Plant in Brazil”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 6, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications	+1 (630) 887-3823

CNH to Invest in New Plant in Brazil

TURIN, Italy — (March 5, 2012) — CNH signed a Memorandum of Understanding today with the state of Minas Gerais (Brazil) to lay the groundwork for a R$600 million investment in a new construction equipment plant in Montes Claros, in the northern region of Minas Gerais. The Memorandum was signed at Fiat Industrial’s headquarters in Turin, Italy, during a visit by a Minas Gerais state government delegation, led by Governor Antonio Anastasia.

“This agreement strengthens our ties to the state of Minas Gerais and reconfirms a commitment started 40 years ago with Fiat’s first investments in the region. Minas Gerais holds a prominent place in the Brazilian economy and therefore is an ideal location for Fiat Industrial, and for CNH in particular, to grow in Brazil,” said Sergio Marchionne, Chairman of Fiat Industrial and CNH.

The plant in Montes Claros will add to the company’s presence in Minas Gerais, which includes a facility in Contagem. Originally established in 1970, the site was the first Fiat factory to be located in Brazil, and currently produces equipment for CNH’s construction brands, Case and New Holland Construction.

The new plant is scheduled to begin operations in 2014. It is expected to generate about 2,700 jobs, 700 of which will be direct and 2,000 from a supplier hub for parts and components that will be established in the vicinity of the factory. The total area of the complex in Montes Claros is expected to reach 2 million square meters, with 700 thousand square meters dedicated to the plant itself.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.